March 24, 2021

Cannes Holding Parent, Inc.
Confidential Submission of Draft Registration Statement on Form S-1
CIK No. 0001787640

Ladies and Gentlemen:

Cannes Holding Parent, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani

Michael E. Mariani

VIA EDGAR

Copy to:

Stephen C. Farrell, Chief Executive Officer
Cannes Holding Parent, Inc.
100 SE 3rd Avenue, 26th Floor
Fort Lauderdale, FL 33394

VIA E-MAIL